UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2005

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)

             Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

                          Form 20-F__X__ Form 40-F_____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                 Yes____ No__X__


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.)

TABLE OF CONTENTS

Part 1   Press Release of Dialog Semiconductor Plc dated May 11, 2005:
"Dialog Semiconductor announces resolutions adopted by shareholders at its Annual General Meeting held on the 11 May 2005"


                                                                    May 11, 2005


Dialog Semiconductor Announces Resolutions Adopted by Shareholders at its Annual General Meeting held on the 11 May 2005

The following resolutions were adopted by Shareholders at Dialog
Semiconductor's Annual General Meeting:

(1) THAT the Company's UK GAAP compliant audited accounts for the year ended 31st December 2004 together with the last directors' report, the last directors' remuneration report and the Auditors' report on those accounts and the auditable part of the remuneration report thereon now laid before this meeting be and they are hereby received. The directors do not propose to declare a dividend.

(2) THAT the directors' remuneration report and the remuneration policy set out in the UK GAAP compliant audited accounts of the Company for the year ended 31st December 2004 be and they are hereby approved.

(3) THAT the US GAAP consolidated financial statements for the year ended 31st December 2004 together with the Auditors' report on those financial statements thereon now laid before this meeting be and they are hereby received.

(4) THAT KPMG LLP be and are hereby reappointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

(5) THAT the Directors be and are hereby authorised to agree the remuneration of the Auditors.

(6) THAT Tim Anderson, retiring pursuant to Article 82 of the Company's Articles of Association (hereinafter every reference to an "Article" shall mean an Article of the Company's Articles of Association), be and he is hereby re-elected a Director of the Company.

(7) THAT Michael Risman, retiring pursuant to Article 82, be and he is hereby re-elected a Director of the Company.

(8) THAT John McMonigall, retiring pursuant to Article 82, be and he is hereby re-elected a Director of the Company.

(9) THAT Aidan Hughes, retiring pursuant to Article 88, be and he is hereby re-elected a Director of the Company.

(10) THAT the directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of (pound)1,500,000 provided that this authority is for a period expiring at the Company's next Annual General Meeting but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

                                     Page 1
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(11) THAT the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash pursuant to the authority conferred by Article 6.1 and resolution 10 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of (pound)220,345 and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.


Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone         +49-7021-805-412
Fax               +49-7021-805-200
E-mail            birgit.hummel@diasemi.com
Internet          www.dialog-semiconductor.com

                                     Page 2
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                DIALOG SEMICONDUCTOR PLC

Date   May 11, 2005             By   /s/  ROLAND PUDELKO
                                     -------------------
                                Roland Pudelko
                                Executive Director, CEO and President